                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-38082

PROSPECTUS


                            TRIO-TECH INTERNATIONAL
                        686,350 Shares of Common Stock


    The selling securityholders listed in this prospectus may offer and sell up to 686,350 shares of our common stock, including 73,740 shares issued upon the exercise of warrants, 500,110 shares issuable on the exercise of warrants and 75,000 shares issuable upon the exercise of an option to purchase common stock . The warrant holders acquired the warrants in a private placement financing which closed in October and November 1997, in consideration for the exercise of warrants issued in connection with such private placement or in a private transaction for services rendered to us. The option holder received 37,500 shares and an option to purchase 75,000 shares in partial payment for the acquisition of his business. See "Selling Securityholders" beginning on page 8 for more information.

    The selling securityholders will receive all of the proceeds from the sale of the shares covered by this prospectus. We will not receive any proceeds from the sale of any of the shares covered by this prospectus. We will receive $3,244,250 if all of the warrants and the option are fully exercised.

    Our common stock is listed on the American Stock Exchange and trades under the symbol "TRT." The last reported sale price of our common stock on the American Stock Exchange on May 25, 2000 was $4.125 per share.

    The selling securityholders may offer and sell, directly or through brokers, all or a portion of the shares in one or more transactions, including block transactions, on the American Stock Exchange or such other markets or exchanges on which our common stock is from time to time eligible for trading, at prevailing market prices or at privately negotiated prices. The securityholders and any participating broker may be deemed to be "underwriters" of the common stock within the meaning of the Securities Act of 1933, as amended. It is anticipated that usual and customary brokerage fees will be paid by the securityholders in all open market transactions. We will pay all other expenses of this offering. See "Plan of Distribution."

    Our principal executive offices are located at 355 Parkside Drive, San Fernando, California 91340, telephone number (818) 365-9200.

                          __________________________

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                             SEE "RISK FACTORS" ON
                    PAGES 2 THROUGH 6  OF THIS PROSPECTUS.
                          __________________________

                NEITHER THE SECURITIES AND EXCHANGE COMMISSION
                      NOR ANY STATE SECURITIES COMMISSION
                   HAS APPROVED OR DISAPPROVED OF THE SHARES
       OR PASSED UPON THE ADEQUACY OR THE ACCURACY  OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is June 15, 2000

                           FORWARD-LOOKING STATEMENTS

       We have made forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus. Words like "anticipates", "plans", "estimates", "expects", "believes", "will", "may", "intends", "should", "could" and similar expressions used in this prospectus in connection with Trio-Tech International or our management are intended to identify forward-looking statements. We have based the forward-looking statements on our current expectations and projections about future events. Although we believe our expectations and projections reflected in the forward-looking statements are reasonable, our actual results, performance or achievements may materially differ from those expressed in the forward-looking statements. Please see "Risk Factors" below for a more detailed description of certain conditions and events, among others, that could cause our results to differ.

       We do not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. You are cautioned not to put undue reliance on the forward-looking statements.

                                 RISK FACTORS

       An investment in our common stock involves a high degree of risk. As our stockholder, you will be subject to risks inherent in our industry. You should consider carefully the following information regarding these risks, together with other information contained in this prospectus, before you decide to buy our common stock. If the following risks occur, our business, results of operations and financial condition would likely suffer. Under these circumstances, the market price of our common stock could decline and you may lose all or part of the money you paid for our common stock.

Our operating results are affected by a variety of factors

       Our operating results are affected by a wide variety of factors that could materially affect revenues and profitability or lead to significant variability of quarterly or annual operating results. These factors include, among others, factors relating to:

       .    economic and market conditions in the semiconductor industry;

       .    market acceptance of our products and services;

       .    changes in technologies in the semiconductor industry which could affect demand for our products and services;

       .    changes in testing processes;

       .    the impact of competition;

       .    the lack of long-term purchase agreements with customers;

       .    changes in military or commercial testing specifications which could affect the market for our products and services;

       .    difficulties in profitably integrating acquired businesses, if any, into the Company;

       .    the loss of key personnel or the shortage of available skilled employees;

       .    international political or economic events;

       .    currency fluctuations; and

       .    other technological, economic, financial and regulatory factors beyond our control.

Unfavorable changes in these or other factors could materially and adversely affect our financial condition or results of operations.

The semiconductor industry cycles have a large effect on our business

       Our business depends primarily upon the capital expenditures of semiconductor manufacturers, assemblers and other testing companies worldwide. These industries depend on the current and anticipated market demand for integrated circuits and products utilizing semiconductor devices. The global semiconductor industry generally, and the semiconductor testing equipment industry in particular, are volatile and cyclical, with periodic capacity shortages and excess capacity. In periods of excess capacity, the industry sharply cuts its purchases of capital equipment, including our products, and reduces testing volumes, including our testing services. Excess capacity also causes downward pressure on the selling prices for our products and services.

       Our operating results have been adversely affected by past downturns and slowdowns. There is no assurance that there will not be downturns or slowdowns in the future that may adversely affect our financial condition or operating results. In addition, if one or more of our primary customers reduces its or their purchases or use of our products or testing services, our financial results could be materially and adversely affected. We anticipate that we will continue to be primarily dependent on the semiconductor industry for the foreseeable future.

Rapid technological changes may make our products obsolete or result in decreased prices or increased expenses

       Technology changes rapidly in the semiconductor industry and may make our services or products obsolete. Advances in technology may lead to significant price erosion for products tested with our older testing technologies. Our success will depend in part on our ability to develop and offer more advanced testing technologies and processes in the future, to anticipate both future demand and the technology to supply that demand, to enhance our current products and services, to provide those products and services at competitive prices on a timely and cost-effective basis and to achieve market acceptance of those products and services. To accomplish these goals, we may be required to incur significant engineering expenses. As new products or services are introduced, we may experience warranty claims or product returns. We may not be able to accomplish these goals correctly or timely enough. If we fail in our efforts, our products and services may become obsolete or less competitive.

Our dependence on international sales involves significant risk

       Sales and services to customers outside of the United States accounted for approximately 65%, 76% and 86% of our net revenues for fiscal 1999, 1998 and 1997, respectively. Approximately 54%, 65% and 78% of our net revenues in fiscal 1999, 1998 and 1997, respectively, were generated from business in Southeast Asia. Testing services in Southeast Asia, which accounted for a majority of the Company's revenues in the last two fiscal years, were performed primarily for American companies, and to a lesser extent German companies, selling products and doing business in that region. International business operations may be adversely affected by many factors including political, economic and business events and social and cultural differences.

We may incur losses due to foreign currency fluctuations

       A portion of our revenues are denominated in Singapore, Malaysian and other currencies. Consequently, a portion of our costs, revenues and operating margins may be affected by fluctuations in exchange rates, primarily between the U.S. Dollar and such foreign currencies. Historically, we have not tried to reduce our exposure to exchange rate fluctuations. However, we may choose to do so in the future. We may not be able to do so successfully. Accordingly, we may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations.

       We are also affected by fluctuations in exchange rates if there is a mismatch between our foreign currency denominated assets and liabilities. The mismatch results in foreign currency translation adjustments on our financial statements. These foreign currency translation adjustments are reflected under "other comprehensive income (loss)." Those adjustments resulted in other comprehensive income of $147,000 in fiscal 1999, other comprehensive loss of $2,164,000 in fiscal 1998 and other comprehensive income of $57,000 in fiscal 1997.

We do not rely on patents to protect our products or technology

       We hold U.S. patents relating to our pressurization humidity testing equipment and certain aspects of our Arctic temperature test systems. Additionally, in 1999, we filed a patent application for certain aspects of our new ranges of Arctic temperature chucks. However, generally we do not rely on patent or trade secret protection for our products or technology. Competitors may be able to copy and replicate our technology and designs. Competitors may develop technologies similar to or more advanced than ours. We cannot assure you that our current or future products will not be copied or will not infringe on the patents of others.

Competition

       The semiconductor equipment and testing industries are intensely competitive. Significant competitive factors include price, technical capabilities, quality, automation, reliability, product availability and customer service. We face competition from established and potential new competitors, many of whom have greater financial, engineering, manufacturing and marketing resources than our Company's resources. New products or testing facilities offered by our competitors could cause a decline in our revenues or a loss of market acceptance of our existing products and services. Increased competitive pressure could also lead to intensified price-based competition. Price-based competition may result in lower prices, adversely affecting our operating results.

Customer concentration

       The semiconductor manufacturing industry is highly concentrated, with a relatively small number of large manufacturers and assemblers accounting for a substantial portion of our revenues from product sales and testing revenues. Our experience has been that sales to particular customers may fluctuate significantly from quarter to quarter and year to year. In fiscal 1999, 1998, and 1997, sales of services to our two largest customers accounted for approximately 35%, 16% and 29%, respectively, of our net revenues. Our ability to maintain close, satisfactory relationships with our customers is essential to our stability and growth. The loss of or reduction or delay in orders from our significant customers, or delays in collecting accounts receivable from our significant customers, could adversely affect our financial condition and results of operations.

Limited market for certain of our products and services

       If we or our competitors sell testing equipment to semiconductor manufacturers and assemblers, the likelihood that they will make further purchases of such equipment, or that they will contract for testing services by our laboratories, may be affected. Although military or other specifications require certain testing to be done by independent laboratories, over time other current customers may have less need for our testing services. We have experienced a gradual increase in the percentage of revenues derived from testing services, as compared to product sales. We believe that there is a growing trend toward outsourcing of the integrated circuit test process. As a result, we anticipate continued growth in the test laboratory business. However, in an attempt to diversify our sales mix, we may seek to develop and introduce new or advanced products, and to acquire other companies in the semiconductor equipment manufacturing business.

Acquisition and integration of new businesses could disrupt our ongoing business, distract management and employees, increase our expenses and adversely affect our business

       We anticipate that a portion of any future growth will be accomplished through the acquisition of other entities. In that regard, in March 2000, we executed a letter of intent for the acquisition of Thermo Voltek Corp. doing business as KeyTek. See "Recent Developments" below. The success of those acquisitions will depend, in part, on our ability to integrate the acquired personnel, operations, products, services and technologies into our organization, to retain and motivate key personnel of the acquired entities and to retain the customers of those entities. We may not be able to identify suitable acquisition opportunities, obtain financing on acceptable terms to bring the acquisition to fruition or to integrate such personnel, operations, products or services. The process of identifying and closing acquisition opportunities and integrating acquisitions into our operations may distract our management and employees, disrupt our ongoing business, increase our expenses and materially and adversely affect our operations. We may also be subject to certain other risks if we acquire other entities, such as the assumption of additional liabilities. We may issue additional equity securities or incur debt to pay for future acquisitions. If we issue additional equity securities, your percentage interest of our company would be reduced.

We are highly dependent on key personnel

       Our success has depended, and, to a large extent will depend, on the continued services of Yong Siew Wai, our President and Chief Executive Officer, Victor H. M. Ting, our Senior Vice President and Chief Financial Officer, and our other key senior executives and engineering, marketing, sales, productions and other personnel. We do not have an employment agreement with Mr. Yong or Mr. Ting, but we are the beneficiary of "key man" life insurance in the amount of $6 million on Mr. Yong and $2 million on Mr. Ting. The Company also has "key man" life insurance in the amount of $3 million on Tony DiPiero, the President of our subsidiary Universal Systems. The loss of these key personnel, who would be difficult to replace, could harm our business and operating results. Competition for management in our industry is intense. Thus, we may be unsuccessful in attracting and retaining the executive management and other key personnel that we require.

Our management has significant influence over corporate decisions

       Currently our officers and directors and their affiliates beneficially own approximately 42.7% of the outstanding shares of common stock, including options and/or warrants held by them that are exercisable within 60 days of the date of this prospectus. As a result, they may be able to significantly influence matters requiring approval of the shareholders, including the election of directors, and may be able to delay or prevent a change in control of Trio-Tech International.

We have not paid cash dividends

       We have never paid any cash dividends on our common stock. We anticipate that the future earnings, if any, will be retained for use in the business or for other corporate purposes. We do not expect to pay cash dividends on our common stock in the future.

Possible dilutive effect of outstanding options and warrants

       As of May 22, 2000, there were 1,222,788 shares of common stock reserved for issuance upon exercise of outstanding stock options and warrants, including the shares covered by this prospectus and shares covered by employee options. The outstanding options and warrants are currently exercisable at exercise prices ranging from $3.00 to $8.00 per share. We anticipate that the trading price of our common stock at the time of exercise of any outstanding such options or warrants will exceed the exercise price under those options and warrants. Thus such exercise will have a dilutive effect on our shareholders.

The market price for our common stock is subject to fluctuation

       The trading price of our common stock has from time to time fluctuated widely. The trading price may similarly fluctuate in the future in response to quarter-to-quarter variations in our operating results, announcements of innovations or new products by us or our competitors, general conditions in the semiconductor industry and other events or factors. In addition, in recent years, broad stock market indices in general, and the securities of technology companies in particular, have experienced substantial price fluctuations. Fluctuations in the trading price of our common stock may adversely affect the future trading price of our common stock.


                              RECENT DEVELOPMENTS


       In March 2000, we executed a letter of intent to acquire all of the issued and outstanding capital stock of Thermo Voltek Corp. (doing business as KeyTek) an indirect, wholly owned subsidiary of Thermo Electron Corporation. KeyTek is a leading supplier of test equipment used to certify that electronic products meet ULL and CE standards for electromagnetic compatibility, as well as equipment to test semiconductor devices and wafers for electrostatic discharge, electrical overstress, electrical fast transients and related phenomena. The proposed purchase price for the capital stock is $6,040,000 cash, subject to a post-closing adjustment based on net book value.

       The proposed transaction is subject to a due diligence review, the negotiation and execution of a mutually acceptable stock purchase agreement, the approval of the transaction by our board of directors and the board of directors of each of KeyTek and its sole stockholder, our receipt of financing in an amount of approximately $7,000,000 on terms satisfactory to us, and our receipt of satisfactory assurances that the key employees of KeyTek will remain employees after the closing.

       We propose to finance the acquisition of KeyTek primarily through the issuance of convertible notes in the aggregate principal amount of $6,000,000. The notes will be subordinated to existing bank debt, have a 36 month term, be convertible into our common stock at $7.50 per share (subject to certain anti-dilution adjustments) and bear interest at the rate of 6% per annum. The notes will be accompanied by 36-month warrants to purchase up to a maximum of 200,000 shares of our common stock (subject to certain anti-dilution adjustments) at an exercise price of $10.00 per share. We anticipate that the notes will be convertible, at our option, if the shares of common stock underlying the notes are registered with the Securities and Exchange Commission and our common stock has traded at or above $15.00 (200% of the initial conversion price) for a period of 20 consecutive trading days. We intend to file a registration statement with the Securities and Exchange Commission to register all of the shares of our common stock underlying such notes and warrants following the closing of the note financing.

       In April 2000, we modified certain of the warrants issued in 1997, the shares of which are covered hereby, to provide that if such warrants were exercised prior to April 28, 2000, the holder thereof would receive a new warrant to purchase, at $8.00 per share, one share of our common stock for each two shares acquired upon such warrant exercise. We then extended the offer to May 10, 2000. In connection with the foregoing, ten warrant holders exercised their warrants for a total of 73,740 shares of our common stock for an aggregate purchase price of $368,700. Those ten persons were issued new warrants to purchase, at $8.00 per share, an aggregate of 36,870 shares of our common stock, which warrants expire in May 2002. Both the shares acquired upon exercise of the warrants and the shares covered by the warrants issued in May 2000 are covered by this prospectus.

       We may use some or all of the proceeds, if any, from the exercise of the warrants and option, the underlying shares of which are covered by this prospectus, in connection with the acquisition of KeyTek.

                            SELLING SECURITYHOLDERS


       In January 1997, we entered into a six month agreement with Spencer Trask Securities Incorporated to provide us with advice regarding financial planning, corporate organization and structure, financial matters in connection with our operations, private and public equity and debt financing and acquisitions, mergers and other similar business combinations. In partial consideration for its services, we issued to Spencer Trask Securities Incorporated a five year warrant to purchase 30,000 shares of our common stock at $4.67 per share (as adjusted for a three for two stock split in September 1997) and a five year warrant to purchase 22,500 shares of our common stock at $5.67 per share (as adjusted for the September 1997 three for two stock split). A portion of those warrants were subsequently transferred to certain individuals with Spencer Trask Securities Incorporated.

       In September 1997, we entered into a twelve month consulting agreement with Paragon Capital Corporation to provide the Company with advice concerning financial planning, corporate organization and structure, financial matters in connection with our operations, private and public equity and debt financing and acquisitions, mergers and other similar business combinations. In partial consideration for services rendered, we issued to Paragon Capital Corporation a five-year warrant to purchase 15,000 shares of our common stock at $5.34 per share and to a principal of Paragon Capital Corporation a five-year warrant to purchase 15,000 shares of our common stock at $5.34 per share (in each case, as adjusted for the September 1997 three for two stock split).

       In October and November 1997, we completed a private placement financing by which we sold a total of 699,200 shares of our common stock at $5.34 per share and issued warrants to purchase a total of 349,600 shares of our common stock at $7 per share, Series A Warrants to purchase up to a total of 69,920 shares of our common stock at $5.34 per share and Series B Warrants to purchase up to a total of 34,960 shares of our common stock at $7 per share.

       In November 1997, we acquired KTS Incorporated, doing business as Universal Systems, a manufacturer of wet-process stations. In connection with that acquisition, we issued granted to Tony DiPiero, the founder, sole shareholder and chief executive officer of Universal Systems, 37,500 shares of our common stock and granted him an option to purchase 75,000 shares of our common stock at $6.67 per share.

       On December 7, 1999, we repriced the exercise price under all of the above-described warrants (except the Spencer Trask Securities Incorporated warrant that is exercisable for 30,000 shares at $4.67 per share) and option to $5.00 per share, which price was above the last sales price of our common stock as reported by American Stock Exchange on that date.

       In April 2000, we modified the warrants issued in connection with the private placement financing described above to provide that if such warrants were exercised prior to April 28, 2000, the holders thereof would receive a new warrant to purchase, at $8.00 per share, one share of our common stock for each two shares acquired upon such warrant exercise. We then extended the offer to May 10, 2000. In connection with the foregoing, ten warrant holders exercised their warrants for a total of 73,740 shares of our common stock for an aggregate purchase price of $368,700. Those ten persons were issued new warrants to purchase, at $8.00 per share, an aggregate of 36,870 shares of our common stock, which warrants expire in May 2002.

       The shares of our common stock being offered by this prospectus represent the shares of common stock that were issued upon the exercise in May 2000 of warrants issued in 1997, shares of common stock that may be issued upon exercise of the warrants issued in 1997 as well the warrants issued in May 2000, shares of common stock that may be issued upon exercise of the option described above and the shares of common stock issued to Mr. DiPiero. The shares, including those, if any, acquired upon the exercise of warrants or the option, may be sold or offered for sale by the holders of those shares.

       Although the Series A Warrants and the Series B Warrants provide for both demand and "piggyback" registration rights and the Paragon Capital Corporation Warrant provides for "piggyback" registration rights, the holders have not formally exercised any of those rights. We have determined to register the shares covered by this prospectus to encourage exercise of all of the warrants and the option, thereby simplifying our capital structure. We have informed the holders of the warrants and the option that we are registering the shares underlying their warrants and option, as well as the 37,500 shares issued to Mr. DiPiero .

       None of the selling securityholders or any of their affiliates had or has any material relationship with Trio-Tech International or our officers, directors or affiliates within the past three years, except as noted in the table below.

       The following table sets forth as of the date of this prospectus the number and percent of shares of common stock beneficially owned by each of the securityholders who may offer or are offering shares by this prospectus, the number of shares of common stock offered by this prospectus by each of those securityholders, and the number and percent of shares of our common stock that will be beneficially owned by each of them after the completion of this offering (assuming the sale of all shares offered hereby):

                                                                         Number of
                                                                          Shares
                                                 Before Offering       Being Offered                After Offering
                                            -------------------------  -------------                --------------
                                             Number of                                          Number of
                 Selling                       Shares                                            Shares
             Securityholders                Beneficially                                      Beneficially
             ---------------                 Owned(1)      Percent(2)                          Owned(1)(3)      Percent (2)
                                            ------------   ----------                         -------------     -----------
The Leonard & Joyce Wilstein Revocable            27,600       1.0%          9,200                 18,400            *
 Trust of 1986
Ron J. Wilstein                                   11,040         *           3,680                  7,360            *
1994 Gary & Kathryn Wilstein                      11,040         *           3,680                  7,360            *
 1994 Revocable Trust UAD 9/28/94
Susan Wilstein                                    23,460         *           7,820                 15,640            *
The Denise Wilstein Trust of 1985                 27,370       1.0          11,730                 15,640            *
The Century Trust Dated 12/19/94                  28,980       1.0          12,420                 16,560            *
David Wilstein                                    32,200       1.1          13,800                 18,400            *
Andrew D. Gilmour, Inc.                           12,880         *           5,520                  7,360            *
Watson Investment Partners, LP                    22,080         *           7,360                 14,720            *
TRTC Acquisition, LLC                             16,836         *           5,612                 11,224            *
Paulson Partners                                   8,280         *           2,760                  5,520            *
Fong Kan Sin(6)                                   37,140       1.3            2760                 34,380          1.2
Chang Geok Lan                                     5,520         *           1,840                  3,680            *
Soh Theng Tat                                      5,520         *           1,840                  3,680            *


                                                                         Number of
                                                                          Shares
                                                 Before Offering        Being Offered             After Offering
                                            -------------------------   -------------             --------------

                                             Number of                                        Number of
                 Selling                       Shares                                          Shares
             Securityholders                Beneficially                                    Beneficially
             ---------------                 Owned(1)      Percent(2)                        Owned(1)(3)     Percent (2)
                                            ------------   ----------                       ------------     -----------
Low Leng Kwee                                  6,440             *           2,760                3,680             *
BHC Securities Inc. C/F SDIRA                  5,520             *           1,840                3,680             *
 SEP Richard C. Ross
Three Sticks Fund, LP                        110,400           4.0          36,800               73,600           2.6
Richard Adelman                               12,420             *           4,140                8,280             *
Delaware Charter Gty & Trust                  11,040             *           3,680                7,360             *
 FBO Richard Adelman
Tan Sim Seng                                  30,360           1.1          10,120               20,240             *
Robert L. Ciano                               11,040             *           3,680                7,360             *
Soon Siew Kuan(7)                             33,120           1.2          11,040               22,080             *
Lim Hwee Poh(8)                               48,320           1.7           6,440               41,880           1.5
Simon Costello(4)                             34,441           1.2           3,450               30,991           1.1
Lee A. Levine                                 41,400           1.5          13,800               27,600             *
John N. McVey                                  5,520             *           1,840                3,680             *
C and C Capital Partnership                    6,900             *           2,300                4,600             *
Camille Claudel Corporation                    5,520             *           1,840                3,680             *
Charles C. Myers                              20,700             *           6,900               13,800             *
Gene Salkind                                  20,700             *           6,900               13,800             *
Linda Argenziano                               6,900             *           2,300                4,600             *
Anthony Abramo                                 5,520             *           1,840                3,680             *
Leonard Brawer & Alan Brawer JTWROS            6,900             *           2,300                4,600             *
Leonard Brawer & Sari Kaplan JTWROS            6,900             *           2,300                4,600             *
Ventana Partners, L.P.                        84,020           3.0          34,340               49,680           1.8
Stephen S. Kutz                               31,740           1.1          10,580               21,160             *
Arthur Rogovin & Sandra Rogovin JTIC           6,072             *           2,024                4,048             *
Page Distributing Co. Inc.                    11,040             *           3,680                7,360             *
Felipe S. Cruz Revocable Trust                 6,900             *           2,300                4,600             *
Nancy E. Levine                               28,846           1.0          19,646                9,200             *
Frank S. Gavin(5)                             87,076           3.1           8,280               78,796           2.8
George Plaut                                   6,900             *           2,300                4,600             *
Edward V. Wilkinson                            5,520             *           1,840                3,680             *
Nations Bank of Texas, N.A., custodian        46,920           1.7          15,640               31,280           1.1
 for Aurora Foundation
Lai Keet Yee                                  11,040             *           3,680                7,360             *
Delaware Charter Gty & Trust FBO              61,180           2.2          26,220               34,960           1.3
 Jack Gilbert
Richard Cullen                                 9,660             *           3,220                6,440             *
Joan F. Bick                                   8,050             *           3,450                4,600             *
Sheila Ann Sidlett Gunther                     5,520             *           1,840                3,680             *
Harold Mervin Holland and Renee                5,520             *           1,840                3,680             *
 Gindi Holland Trust UDT 4/27/88
Robert Ginberg                                 6,762             *           2,254                4,508             *


                                                                         Number of
                                                                          Shares
                                                 Before Offering       Being Offered               After Offering
                                             -----------------------   -------------               --------------
                                             Number of                                        Number of
                 Selling                       Shares                                          Shares
             Securityholders                Beneficially                                    Beneficially
             ---------------                 Owned(1)      Percent(2)                        Owned(1)(3)    Percent (2)
                                            ------------   ----------                       ------------    -----------
Leonard Levine                                 3,450             *           1,150                2,300         *
Fandetti Family Partnership, Ltd.              6,900             *           2,300                4,600         *
Orrin Devinsky                                13,800             *           4,600                9,200         *
Suraj Puri                                    11,040             *           3,680                7,360         *
Amy Cook Gavin                                 6,900             *           2,300                4,600         *
Samuel Louis Horowitz                         13,800             *           4,600                9,200         *
Michael Aaron Horowitz                        13,800             *           4,600                9,200         *
John S. Byers                                  5,520             *           1,840                3,680         *
Generation Capital Associates                 26,220             *           8,740               17,480         *
Thomas W. Larson                              13,800             *           4,600                9,200         *
Robert Kirk                                   11,040             *           3,680                7,360         *
Tony DiPiero (9)                             112,500           4.1         112,500                    0         *
Jason Adelman (10)                            60,115           2.5          37,565               30,550       1.1
Spencer F. Segura                             13,125             *          13,125                    0         *
William P. Dioguardi                           5,250             *           5,250                    0         *
Laura M. McNamara                              1,575             *           1,575                    0         *
Oshkim Limited Partners, L.P.                  2,625             *           2,625                    0         *
Spencer Trask Holdings                        16,800             *          16,800                    0         *
Paragon Capital Corporation                   15,000             *          15,000                    0         *
Frank Argenziano                               8,967             *           8,967                    0         *
Susan Kutz                                     1,048             *           1,048                    0         *
Roger Franklin                                 4,719             *           4,719                    0         *
Danny Levine                                  17,950             *          17,950                    0         *
Jody Levine                                   14,880             *          14,880                    0         *
Marc Levine                                   17,950             *          17,950                    0         *
Scott Levine                                  14,880             *          14,880                    0         *
                                                                           -------
            TOTAL                                                          686,350                    0         *
                                                                           =======

______________
*  less than 1.0%

(1) Pursuant to the rules promulgated under the Exchange Act, a person is deemed to be the beneficial owner of a security if that person has the right to acquire ownership of such security within 60 days. Accordingly, the numbers in the columns above include the shares offered hereby which are issuable upon exercise of the warrants or option, as the case may be.
(2) Based on 2,764,957 shares of common stock outstanding as of the date of this prospectus. Shares of common stock that a person has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding in calculating the percentage ownership of that person, but are not deemed to be outstanding as to any other person.
(3) The table assumes that each of the selling securityholders will dispose of all shares that are being registered for sale by this prospectus.
(4) Mr. Costello is an employee of Trio-Tech International and holds the position of Corporate Vice-President-U.S.A. and Europe Operations.
(5)    Mr. Gavin is a director of Trio-Tech International.

(6) Mr. Fong is an employee of Trio-Tech International and holds the position of Corporate Vice-President-Distribution.
(7) Mrs. Lee is an employee of Trio-Tech International and holds the position of Group Logistics Manager.
(8) Mr. Lim is an employee of Trio-Tech International and holds the position of Corporate Vice-President-Testing.
(9) Mr. DiPiero is an employee of Trio-Tech International and holds the position of President of Universal Systems, a subsidiary of Trio-Tech International.
(10) Mr. Adelman was an employee of both Spencer Trask Securities Incorporated and Paragon Capital Corporation at the time of the issuance to those entities of the warrants described above. Mr. Adelman is a director of Trio Tech International and has served in that capacity since April 1997.


                             PLAN OF DISTRIBUTION

       Securityholders are offering the shares of our common stock covered by this prospectus. The securityholders may from time to time offer the shares through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from those securityholders and/or the purchasers of those shares for whom they may act as agents. Selling securityholders and any such underwriters, dealers or agents that participate in the distribution of any of the shares may be deemed to be underwriters under the Securities Act of 1933, and any profit on the sale of those shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. The shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. The distribution of the shares by the selling securityholders may be effected in one or more transactions that may take place on the American Stock Exchange, including ordinary brokers' transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees, discounts and commissions may be paid by the selling securityholders in connection with such sales or securities.

       At the time a particular offer of any shares is made, to the extent required, a supplement to this prospectus will be distributed (or, if required, a post-effective amendment to the registration statement of which this prospectus is a part will be filed) which will identify the specific shares being offered and set forth the aggregate amount of shares being offered, the purchase price and the time of the offering, including the name or names of the selling securityholders and of any underwriters, dealer or agents, the purchase price paid by any underwriter for shares purchased from the selling securityholders, and discounts, commissions and other items constituting compensation from the selling securityholders and any discounts, commission or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. In addition, an underwritten offering will require clearance by the National Association of Securities Dealers, Inc. of the underwriter's compensation arrangements.

       In connection with distributions of the shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares being offered hereby in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell shares short and redeliver the shares registered hereunder to close out short positions. The selling securityholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares being offered hereby, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The selling securityholders may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this prospectus. As of the date of this prospectus, to our knowledge, there are no selling arrangements between any selling securityholders and any broker-dealer.

       We have informed the selling securityholders that we will use our best efforts to keep the registration statement of which this prospectus forms a part effective until all of the shares covered thereby (other than those held by affiliates) have become freely tradeable under Rule 144(k) under the Securities Act.

       In order to comply with certain states securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and obtained.

       In addition to sales pursuant to the registration statement of which this prospectus forms a part, the shares covered by this prospectus may be sold in accordance with Rule 144 under the Securities Act. Pursuant to the terms of certain of the warrants, the shares underlying which are covered hereby, we agreed to indemnify the holders thereof against such liabilities as they may incur as a result of any untrue statement of a material fact in the registration statement of which this prospectus forms a part, or any omission herein or therein to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. Such indemnification includes liabilities that those holders may incur under the Securities Act.

       We will bear all costs and expenses of the registration under the Securities Act of 1933 and certain state securities laws of the shares, other than any commissions payable with respect to sales of the shares.

       We have advised the securityholders named in this prospectus that the anti-manipulation rules of Regulation M promulgated by the SEC may apply to sales in the market. We have also advised them of the requirement for delivery of this prospectus in connection with any public sale of the shares. From time to time this prospectus will be supplemented and amended as required by the Securities Act of 1933. During any time when a supplement or amendment is required, the securityholders are required to cease sales until this prospectus has been supplemented or amended.

       We will receive the exercise price for any shares acquired by a securityholder upon any exercise of his, her or its warrant or option the shares underlying which are covered by this prospectus. Those proceeds will be used for general working capital purposes and may be used to finance acquisitions, including without limitation the acquisition of KeyTek. We will not receive any of the proceeds from the sale by selling securityholders of any of the shares offered by this prospectus.

                     WHERE YOU CAN FIND MORE  INFORMATION

       We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

       This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to that registration statement. Statements in this prospectus as to the contents of any of the documents filed as exhibits to that registration statement are summaries of the material provisions of those documents. The summaries are qualified in all respects by reference to the full text of those documents. You should read the registration statement for further information regarding us and our common stock.

       You may read and copy the registration statement of which this prospectus is a part and our reports, proxy statements and other information at the SEC's public reference facilities at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, as well as at the SEC's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13/th/ Floor, New York, New York 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The SEC maintains a world wide web site on the Internet at "http://www.sec.gov" that contains reports, proxy and information statements and other information regarding our company.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The SEC allows us to "incorporate by reference" the information and reports we file with the SEC. This means that we can disclose important information to you by referring you to those documents. We have filed the following documents with the SEC under the Securities Exchange Act of 1934 and incorporate those documents in this prospectus by reference:

            . Annual Report on Form 10-K for the fiscal year ended June 25,1999;

            . Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 1999;

            . Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1999;

            . Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000;

            . All other reports filed with the SEC pursuant to Section 13 and 15(d) of the Exchange Act since June 25, 1999; and

            . The description of the common stock set forth in our Registration Statement on Form 8-A filed on September 28, 1998, including any amendment or report subsequently filed by us for the purpose of updating that description.

       We also incorporate by reference in this prospectus all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the shares offered hereby, making those documents a part of this prospectus from the date of their filing. Any information or report that we file with the SEC after the date of this prospectus or after any document incorporated in this prospectus will automatically update and supersede the information in this prospectus and any document incorporated in this prospectus which was filed before such later filed information or report.

       We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents that are not specifically incorporated by reference in such documents. You may request copies of these documents by writing or telephoning us as follows:

                            Trio-Tech International
                              355 Parkside Drive
                        San Fernando, California 91340
                                (818) 365-9200
                        Attention : Corporate Secretary


                                 LEGAL MATTERS

       The validity of the shares of common stock offered hereby has been passed upon by Sanders, Barnet, Goldman, Simons & Mosk, A Professional Corporation, Los Angeles, California.

                                       EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended June 25, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

       You should rely only on the information contained in this document or those documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus is an offer to sell or to buy only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.



                               TABLE OF CONTENTS

Heading                                                 Page
-------                                                 ----

Forward-Looking Statements........................        2
Risk Factors......................................        2
Recent Developments...............................        6
Selling Securityholders...........................        8
Plan of Distribution..............................       12
Where you can Find More Information...............       13
Incorporation of Certain Documents by Reference...       14
Legal Matters.....................................       15
Experts...........................................       15



                            TRIO TECH INTERNATIONAL


                                 686,350 Shares
                                  Common Stock



                               __________________
                                    Prospectus
                               __________________

                                 June 15, 2000